UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

European Wax Center, Inc.

(Name of the Issuer)

European Wax Center, Inc.

EWC Ventures, LLC

Glow Midco, LLC

Glow Merger Sub 1, Inc.

Glow Merger Sub 2, LLC

General Atlantic, L.P.

General Atlantic GenPar, L.P.

GAP Coinvestments III, LLC

GAP Coinvestments IV, LLC

GAP Coinvestments V, LLC

GAP Coinvestments CDA, L.P.

General Atlantic Partners AIV-1 A, L.P.

General Atlantic Partners AIV-1 B, L.P.

General Atlantic (SPV) GP, LLC

General Atlantic GenPar (EW), L.P.

General Atlantic Partners AIV (EW), L.P.

GAPCO AIV Holdings, L.P.

GAPCO AIV Interholdco (EW), L.P.

GA AIV-1 B Interholdco, L.P.

GA AIV-1 B Interholdco (EW), L.P.

(Names of Persons Filing Statement)

Class A Common Stock, Par Value $0.00001 per share

(Title of Class of Securities)

Common Stock: 29882P106

(CUSIP Number of Class of Securities)

European Wax Center, Inc. EWC Ventures, LLC 5830 Granite Parkway, 3rd Floor Plano, Texas 75024 Tel: (469) 264-8123	Glow Midco, LLC Glow Merger Sub 1, Inc. Glow Merger Sub 2, LLC c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 32nd Floor New York, NY 10055 Tel: (212) 715-4000

General Atlantic, L.P.

General Atlantic GenPar, L.P.

GAP Coinvestments III, LLC

GAP Coinvestments IV, LLC

GAP Coinvestments V, LLC

GAP Coinvestments CDA, L.P.

General Atlantic Partners AIV-1 A, L.P.

General Atlantic Partners AIV-1 B, L.P.

General Atlantic (SPV) GP, LLC

General Atlantic GenPar (EW), L.P.

General Atlantic Partners AIV (EW), L.P.

GAPCO AIV Holdings, L.P.

GAPCO AIV Interholdco (EW), L.P.

GA AIV-1 B Interholdco, L.P.

GA AIV-1 B Interholdco (EW), L.P.,

55 East 52nd Street, 33rd Floor

New York, NY 10055

Tel: (212) 715-4000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Thomas Fraser Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Matthew W. Abbott Christopher J. Cummings Cullen L. Sinclair Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Tel: (212) 373-3000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended by Amendment No. 1, this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) European Wax Center, Inc. (the “Company”), a Delaware corporation, (ii) EWC Ventures, LLC, a Delaware limited liability company (“Opco”), (iii) Glow Midco, LLC, a Delaware limited liability company (“Parent”), (iv) Glow Merger Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub Inc.”), (v) Glow Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub LLC,” together with Merger Sub Inc. and Parent, the “Buyer Parties”), (vi) General Atlantic, L.P., a Delaware limited partnership, (vii) General Atlantic GenPar, L.P., a Delaware limited partnership, (viii) GAP Coinvestments III, LLC, a Delaware limited liability company, (ix) GAP Coinvestments IV, LLC, a Delaware limited liability company, (x) GAP Coinvestments V, LLC, a Delaware limited liability company, (xi) GAP Coinvestments CDA, L.P., a Delaware limited partnership, (xii) General Atlantic Partners AIV-1 A, L.P., a Delaware limited partnership, (xiii) General Atlantic Partners AIV-1 B, L.P., a Delaware limited partnership, (xiv) General Atlantic (SPV) GP, LLC, a Delaware limited liability company, (xv) General Atlantic GenPar (EW), L.P., a Delaware limited partnership, (xvi) General Atlantic Partners AIV (EW), L.P., a Delaware limited partnership, (xvii) GAPCO AIV Holdings, L.P., a Delaware limited partnership, (xviii) GAPCO AIV Interholdco (EW), L.P., a Delaware limited partnership, (xix) GA AIV-1 B Interholdco, L.P., a Delaware limited partnership, and (xx) GA AIV-1 B Interholdco (EW), L.P., a Delaware limited partnership (together with Filing Persons (vi) through (xix), “General Atlantic”). Parent, Merger Sub Inc., Merger Sub LLC and General Atlantic are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company under the SEC rules governing “going-private” transactions.

On February 9, 2026, the Company, Opco, Parent, Merger Sub Inc. and Merger Sub LLC entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, (i) Merger Sub Inc. will merge with and into the Company, with the Company continuing as the surviving corporation (the “Corporate Merger”) and (ii) Merger Sub LLC will merge with and into Opco, with Opco continuing as the surviving limited liability company (the “LLC Merger” and collectively with the Corporate Merger, the “Mergers”). Opco, as the surviving company of the LLC Merger, is sometimes referred to herein as the “Surviving LLC” and the Company, as the surviving corporation of the Corporate Merger, is sometimes referred to herein as the “Surviving Corporation”. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to (i) approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers and (ii) a proposal to adjourn the Special Meeting, if necessary or appropriate, including adjournments to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to adopt the Merger Agreement. The adoption of the Merger Agreement will require (i) the affirmative vote of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote on the adoption of the merger agreement proposal (as discussed in the Proxy Statement) and (ii) the affirmative vote of a majority of the votes cast by the disinterested stockholders (as such term is defined in Section 144 of the General Corporation Law of the State of Delaware (the “DGCL”)), which, for the avoidance of doubt, shall exclude any stockholder that is not an Unaffiliated Company Stockholder. The “Unaffiliated Company Stockholders” means the holders of shares of Company Common Stock, excluding those shares of Company Common Stock held, directly or indirectly, by or on behalf of (i) General Atlantic, its investment fund affiliates, its portfolio companies majority owned by such investment fund affiliates (with respect to which General Atlantic has the right to vote or direct the voting of such shares held by such portfolio companies) (collectively, “General Atlantic Controlled Portfolio Companies”) (excluding any Company Common Stock held by a General Atlantic Controlled

Portfolio Company (x) in trust, managed, brokerage, custodial, nominee or other customer accounts or (y) in mutual funds, open or closed end investment funds or other pooled investment vehicles (including limited partnerships and limited liability companies) sponsored, managed or advised or sub-advised by such General Atlantic Controlled Portfolio Company, in each case acquired and held in the ordinary course of the securities, commodities, derivatives, asset management, banking or similar businesses of any such General Atlantic Controlled Portfolio Company), (ii) any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act and (iii) those members of the Board of Directors of the Company who are not members of the Special Committee.

A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the preliminary Proxy Statement and incorporated herein by reference.

Under the terms of the Merger Agreement, and subject to the conditions thereof, at the effective time of the Corporate Merger (the “Effective Time”), (i) each share of the Company’s Class A common stock, par value $0.00001 per share (the “Class A Common Stock”) that is outstanding as of immediately prior to the Effective Time (other than Cancelled Company Class A Shares or Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $5.80 per share of Class A Common Stock, without interest thereon (the “Class A Per Share Price”); (ii) each Cancelled Company Class A Share will be cancelled and extinguished without any conversion thereof or consideration paid therefor; (iii) each share of the Company’s Class B common stock, par value $0.00001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Company Common Stock”) that is outstanding as of immediately prior to the Effective Time (other than Cancelled Company Class B Shares or Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $0.00001 per share of Class B Common Stock (the “Class B Per Share Price”); (iv) each Cancelled Company Class B Share will be cancelled and extinguished without any conversion thereof or consideration paid therefor; and (v) the shares contributed to Parent (or any direct or indirect parent company thereof) by the GA Stockholders pursuant to the Support Agreement (the “GA Shares”) shall not be entitled to receive the Class A Per Share Price or the Class B Per Share Price and shall, immediately prior to the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), be contributed, directly or indirectly, to Parent. “Cancelled Company Class A Shares” means each share of Class A Common Stock that is (A) held by the Company and its subsidiaries, including Opco (the “Company Group”) as treasury stock or otherwise; (B) owned by the Buyer Parties (including the GA Shares); (C) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties as of immediately prior to the Effective Time; or (D) corresponding to an Unvested Restricted Stock Award. “Cancelled Company Class B Shares” means each share of Class B Common Stock that is (A) held by the Company Group as treasury stock or otherwise; (B) owned by the Buyer Parties (including the GA Shares); or (C) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties as of immediately prior to the Effective Time.

All shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company stockholders who shall have neither voted in favor of the Transactions nor consented thereto in writing and who shall have (or for which the beneficial owner (as defined in Section 262(a) of the DGCL) shall have) properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the applicable Per Share Price. Holders of Dissenting Company Shares (or beneficial owners thereof) will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL (a copy of which is attached hereto as Exhibit (f)), except that all Dissenting Company Shares held by Company stockholders (or beneficial owners) who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the applicable Per Share Price, without interest thereon, upon surrender of the

Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided for in the Merger Agreement.

At the effective time of the LLC Merger (the “LLC Merger Effective Time”), (i) each common limited liability interest in Opco (the “Opco Common Units”) outstanding immediately prior to the LLC Merger Effective Time (subject to certain exceptions, including each (a) Opco Common Unit that is (x) held by Opco or any of its subsidiaries in treasury or otherwise or (y) owned by the Buyer Parties or owned by any direct or indirect wholly owned subsidiary of the Buyer Parties as of immediately prior to the LLC Merger Effective Time (each, a “Cancelled Opco Unit”) and (b) Opco Common Unit that is owned directly or indirectly by the Company (each, an “Excluded Opco Unit”)) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the excess of the Class A Per Share Price over the Class B Per Share Price, without interest thereon (the “Opco Per Unit Price”), (ii) each Cancelled Opco Unit will be cancelled and extinguished without any conversion thereof or consideration paid therefor, (iii) each Excluded Opco Unit shall be unaffected by the LLC Merger and shall remain outstanding as a common unit of the Surviving LLC held by the Company and (iv) Opco Common Units held by the GAPCO AIV Interholdco (EW), L.P. and General Atlantic Partners AIV (EW), L.P. shall not be entitled to receive the Opco Per Unit Price and shall, immediately prior to the Closing, be contributed, directly or indirectly, to Parent.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes and appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes and appendices thereto.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person.

While each of the Filing Persons acknowledges that the Mergers constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

Item 2.	Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGERS”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“THE SPECIAL MEETING – Voting”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Shares of Company Common Stock and Dividends”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Shares of Company Common Stock and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Shares of Company Common Stock and Dividends”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Dividends”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY– Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Stock Repurchases”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares of Company Common Stock”

Item 3.	Identity and Background of Filing Person

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. European Wax Center, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“PARTIES TO THE MERGERS”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY”

“OTHER IMPORTANT INFORMATION REGARDING THE BUYER FILING PARTIES”

Item 4.	Terms of the Transaction

(a)(1) Material Terms. Tender Offers. Not Applicable.

(a)(2) Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Position of the General Atlantic Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“SPECIAL FACTORS – Plans for the Company and Opco After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Treatment of Company Equity Awards and Company Restricted Stock in the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Treatment of Company Shares and Company Equity Awards in the Mergers”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Mergers”

“SPECIAL FACTORS – Financing of the Mergers”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Accounting Treatment”

“THE MERGER AGREEMENT”

“THE SPECIAL MEETING – Vote Required”

Annex A – Agreement and Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Plans for the Company and Opco After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Financing of the Mergers”

“SPECIAL FACTORS – Support Agreement”

“THE MERGER AGREEMENT – Employee Benefits”

Annex A – Agreement and Plan of Merger

Annex B – Support Agreement

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Appraisal Rights”

“THE MERGER AGREEMENT – Merger Consideration”

“THE SPECIAL MEETING – Appraisal Rights”

“THE MERGERS (THE MERGER AGREEMENT PROPOSAL – PROPOSAL 1) – Appraisal Rights”

Annex A – Agreement and Plan of Merger

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(f) Eligibility for Listing or Trading. Not Applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Exchange of Paired Interests in Connection with the Mergers”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY– Certain Transactions in the Shares of Company Common Stock”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A – Agreement and Plan of Merger

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“SPECIAL FACTORS – Plans for the Company and Opco After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Exchange of Paired Interests in Connection with the Mergers”

“SPECIAL FACTORS – Financing of the Mergers”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Support Agreement”

“THE MERGER AGREEMENT”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“SPECIAL FACTORS – Plans for the Company and Opco After the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“THE MERGER AGREEMENT”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Plans for the Company and Opco After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Mergers”

“SPECIAL FACTORS – Intent of the General Atlantic Filing Parties to Vote in Favor of the Mergers”

“SPECIAL FACTORS – Exchange of Paired Interests in Connection with the Mergers”

“SPECIAL FACTORS – Financing of the Mergers”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Support Agreement”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares of Company Common Stock”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Stockholders Agreement”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A – Agreement and Plan of Merger

Annex B – Support Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“SPECIAL FACTORS – Plans for the Company and Opco After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Exchange and Payment Procedures”

“THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A – Agreement and Plan of Merger

(c)(1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Position of the General Atlantic Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“SPECIAL FACTORS – Plans for the Company and Opco After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Mergers”

“SPECIAL FACTORS – Intent of the General Atlantic Filing Parties to Vote in Favor of the Mergers”

“SPECIAL FACTORS – Financing of the Mergers”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Support Agreement”

“THE MERGER AGREEMENT”

“THE SPECIAL MEETING”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A – Agreement and Plan of Merger

Annex B – Support Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Position of the General Atlantic Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“SPECIAL FACTORS – Plans for the Company and Opco After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Position of the General Atlantic Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“SPECIAL FACTORS – Certain Effects on the Company if the Mergers are not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Position of the General Atlantic Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“SPECIAL FACTORS – Plans for the Company and Opco After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

Annex C – Opinion of Moelis & Company LLC

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Position of the General Atlantic Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“SPECIAL FACTORS – Plans for the Company and Opco After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Certain Effects on the Company if the Mergers are not Completed”

“SPECIAL FACTORS – Financing of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Exchange of Paired Interests in Connection with the Mergers”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Mergers”

“SPECIAL FACTORS – Fees and Expenses”

“SPECIAL FACTORS – Accounting Treatment”

“SPECIAL FACTORS – Exchange and Payment Procedures”

“THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A – Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Position of the General Atlantic Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“THE MERGER AGREEMENT”

Annex C – Opinion of Moelis & Company LLC

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“THE MERGER AGREEMENT – Conditions to the Closing of the Mergers”

“THE SPECIAL MEETING – Record Date and Quorum”

“THE SPECIAL MEETING – Vote Required”

“THE SPECIAL MEETING – Voting Intentions of the Company’s Directors and Executive Officers”

“THE SPECIAL MEETING – Voting”

“THE SPECIAL MEETING – How to Vote”

“THE SPECIAL MEETING – Proxies and Revocation”

Annex A – Agreement and Plan of Merger

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Position of the General Atlantic Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Position of the General Atlantic Filing Parties as to the Fairness of the Mergers”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Position of the General Atlantic Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“THE MERGER AGREEMENT – Solicitation of Other Offers”

“THE MERGER AGREEMENT – Recommendation Changes”

Annex A – Agreement and Plan of Merger

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Position of the General Atlantic Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex C – Opinion of Moelis & Company LLC

Item 10.	Source and Amount of Funds or Other Consideration

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Financing of the Mergers”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Exchange and Payment Procedures”

“THE MERGER AGREEMENT – Effect of the Mergers”

“THE MERGER AGREEMENT – Closing, Effective Time and LLC Merger Effective Time”

“THE MERGER AGREEMENT – Conduct of Business Pending the Mergers”

“THE MERGER AGREEMENT – Conditions to the Closing of the Mergers”

Annex A – Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Fees and Expenses”

“THE MERGER AGREEMENT – Termination of the Merger Agreement”

“THE MERGER AGREEMENT – Termination Fees”

“THE MERGER AGREEMENT – Fees and Expenses”

“THE SPECIAL MEETING – Solicitation of Proxies; Payment of Solicitation Expenses”

Annex A – Agreement and Plan of Merger

(d) Borrowed Funds.

“SPECIAL FACTORS – Financing of the Mergers”

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Support Agreement”

“THE SPECIAL MEETING – Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

“OTHER IMPORTANT INFORMATION REGARDING THE BUYER FILING PARTIES – General Atlantic Filing Parties”

Annex B – Support Agreement

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Support Agreement”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY– Stock Repurchases”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares of Company Common Stock”

Annex A – Agreement and Plan of Merger

Annex B – Support Agreement

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going–Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Mergers”

“SPECIAL FACTORS – Intent of the General Atlantic Filing Parties to Vote in Favor of the Mergers”

“SPECIAL FACTORS – Support Agreement”

“THE SPECIAL MEETING – Record Date and Quorum”

“THE SPECIAL MEETING – Voting Intentions of the Company’s Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Directors and Executive Officers of the Company”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

Annex B – Support Agreement

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Position of the General Atlantic Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the General Atlantic Filing Parties for the Mergers”

Item 13.	Financial Statements

(a) Financial Information. The audited consolidated financial statements of the Company for the fiscal years ended January 3, 2026 and January 4, 2025 are incorporated herein by reference to the Company’s Annual Report on Form 10–K for the fiscal year ended January 3, 2026 (the “FY25 Form 10-K”), filed on March 4, 2026 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 59 of the FY25 Form 10-K).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Book Value Per Share”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Selected Historical Consolidated Financial Data”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not Applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Mergers; Recommendation of the Board and the Special Committee; Fairness of the Mergers”

“SPECIAL FACTORS – Fees and Expenses”

“THE SPECIAL MEETING – Solicitation of Proxies; Payment of Solicitation Expenses”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“THE SPECIAL MEETING”

“THE SPECIAL MEETING – Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15.	Additional Information

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The entirety of the Proxy Statement, including all annexes and appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)	Preliminary Proxy Statement of European Wax Center, Inc. (included in the Schedule 14A filed on March 30, 2026, and incorporated herein by reference) (the “Preliminary Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(2)(v)	Current Report on Form 8–K, dated February 10, 2026 (included in Schedule 14A filed on February 10, 2026 and incorporated herein by reference).

(a)(2)(vi)	Email to EWC Associates, dated February 10, 2026 (included in Schedule 14A filed on February 10, 2026 and incorporated herein by reference).

(a)(2)(vii)	Email to Franchisees, dated February 10, 2026 (included in Schedule 14A filed on February 10, 2026 and incorporated herein by reference).

(a)(5)(i)	Press Release, dated February 10, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (filed February 10, 2026) (File No. 001–40714)).

(b)(i)*	Debt Commitment Letter, dated February 9, 2026, from HPS Investment Partners, LLC and accepted and agreed to by Glow Midco, LLC.

(c)(i)	Opinion of Moelis & Company LLC, dated February 9, 2026 (included as Annex C to the Preliminary Proxy Statement, and incorporated herein by reference).

(c)(ii)*	The Presentation of Moelis & Company LLC to the Special Committee, dated December 23, 2025.

(c)(iii)*	The Presentation of Moelis & Company LLC to the Special Committee, dated January 6, 2026.

(c)(iv)*	The Presentation of Moelis & Company LLC to the Special Committee, dated January 13, 2026.

(c)(v)*	The Presentation of Moelis & Company LLC to the Special Committee, dated January 27, 2026.

Exhibit No.	Description

(c)(vi)*	The Presentation of Moelis & Company LLC to the Special Committee, dated February 9, 2026.

(d)(i)	Agreement and Plan of Merger, dated February 9, 2026 by and among European Wax Center Inc., EWC Ventures, LLC, Glow Midco, LLC, Glow Merger Sub 1, Inc. and Glow Merger Sub 2, LLC (included as Annex A to the Preliminary Proxy Statement, and incorporated herein by reference).

(d)(ii)	Support Agreement, dated February 9, 2026, by and among European Wax Center, Inc., Glow Midco, LLC, and the stockholders party thereto (included as Annex B to the Preliminary Proxy Statement, and incorporated herein by reference).

(d)(iii)*	Equity Commitment Letter, dated February 9, 2026, from General Atlantic Partners 100, L.P. and accepted and agreed to by Glow Midco, LLC.

(d)(iv)	Stockholders Agreement, dated as of August 4, 2021, by and among European Wax Center, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).

(f)*	Section 262 of the DGCL.

(g)	Not Applicable.

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2026

EUROPEAN WAX CENTER INC.

By:	/s/ Christopher Morris
Name: Christopher Morris
Title: Chief Executive Officer and Chairman

EWC VENTURES, LLC

By:	/s/ Christopher Morris
Name: Christopher Morris
Title: Chief Executive Officer and Chairman

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2026

GLOW MIDCO, LLC

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GLOW MERGER SUB 1, INC.

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GLOW MERGER SUB 2, LLC.

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2026

GENERAL ATLANTIC, L.P.

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By: GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GAP COINVESTMENTS III, LLC

By: GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By: GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GAP COINVESTMENTS V, LLC

By: GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GENERAL ATLANTIC PARTNERS AIV–1 A, L.P.

By: GENERAL ATLANTIC GENPAR, L.P., its general partner

By: GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GENERAL ATLANTIC PARTNERS AIV–1 B, L.P.

By: GENERAL ATLANTIC GENPAR, L.P., its general partner

By: GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GENERAL ATLANTIC (SPV) GP, LLC

By: GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GENERAL ATLANTIC GENPAR, (EW) L.P.

By: GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GENERAL ATLANTIC PARTNERS AIV (EW) L.P.

By: GENERAL ATLANTIC GENPAR, (EW) L.P., its general partner

By: GENERAL ATLANTIC GENPAR, L.P., its general partner

By: GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GAPCO AIV HOLDINGS, L.P.

By: GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GAPCO AIV INTERHOLDCO (EW), L.P.

By: GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GA AIV–1 B INTERHOLDCO, L.P.

By: GENERAL ATLANTIC GENPAR, L.P.,
its general partner

By: GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GA AIV–1 B INTERHOLDCO (EW), L.P.

By: GENERAL ATLANTIC (SPV) GP, LLC,
its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director